United States
Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. 10)

Versar Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

925297103
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
X Rule 13d-1(b)
_ Rule 13d-1(c)
_ Rule 13d-1(d)

1.	Names of Reporting Persons.  I.R.S. Identification Nos. of
above persons (entities only).
Illinois Municipal Retirement Fund
36-6001368

2.	Check Appropriate Box if a Member of a Group (See
Instructions)
n/a

3.	SEC Use only

4.	Citizenship or Place of Organization
Illinois, USA

5.	Sole Voting Power
557,335

6.	Shared Voting Power
0

7.	Sole Dispositive Power
0

8.	Shared Dispositive Power
557,335

9.	Aggregate Amount Beneficially Owned by Each Reporting
Person
557,335

10.	Check if the Aggregate Amount in Row (9) Excludes
Certain Shares (See Instructions)
n/a

11.	Percent of Class Represented by Amount in Row (9)
5.7%

12.	Type of Reporting Person (See Instructions)
EP

Item 1.
(a)	Name of Issuer
Versar Inc.

(b)	Address of Issuers Principal Executive Offices
6850 Versar Center
Springfield, VA 22151

Item 2.
(a)	Name of Person Filing
Illinois Municipal Retirement Fund

(b)	Address of Principal Business Office or, if none,
Residence
2211 York Road, Suite 500
Oak Brook, IL 60523-2374

(c)	Citizenship
Illinois, USA

(d)	Title of Class of Securities
Common Stock

(e)	CUSIP Number
925297103

Item 3. If this statement if filed pursuant to 240.13d-1(b) or
240.13d-2(b) or (c), check whether the person filing is a:
(f)	X An employee benefit plan or endowment fund in
accordance with 240.13d-1(b)(1)(ii)(F);

Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer
identified in Item 1.
(a)	Amount beneficially owned:
557,335

(b)	Percent of class:
5.7%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote
557,335

(ii)	Shared power to vote or to direct the vote
0

(iii)	Sole power to dispose or to direct the
disposition of
0

(iv)	Shared power to dispose or to direct the
disposition of
557,335

Item 5. Ownership of Five Percent or Less of a Class n/a

Item 6. Ownership of More than Five Percent on Behalf of Another person.
n/a

Item 7. Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company
n/a

Item 8. Identification and Classification of Members of the
Group
n/a

Item 9. Notice of Dissolution of Group
n/a

Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date
February 11, 2013

Signature
/s/ Dhvani Shah

Name/Title
Dhvani Shah / Chief Investment Officer